Exhibit 1.02

Armstrong World Industries, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

Armstrong World Industries, Inc. (“AWI”) is a Pennsylvania corporation incorporated in 1891. We are a leading global producer of flooring products and ceiling systems for use primarily in the construction and renovation of residential, commercial and institutional buildings. We design, manufacture and sell flooring products (primarily resilient and wood) and ceiling systems (primarily mineral fiber, fiberglass and metal) around the world.

This Conflict Minerals Report (the “Report”) of AWI has been prepared pursuant to Rule 13p–1 (the “Rule”) and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2013. When we refer to “we,” “our” and “us” in this document, we are referring to AWI and its subsidiaries.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo (the “DRC”) and countries that share an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola). As described in this Report, certain of our operations manufacture, or contract to manufacture, products for which tin is necessary to the functionality or production of those products.

Description of the Products Covered by this Report

This Report relates to products manufactured or contracted to be manufactured by us in calendar year 2013: (i) for which Conflict Minerals are necessary to the functionality or production of that product (ii) for which Conflict Minerals are not from scrap or recycled materials and (iii) for which we have not yet been able to determine whether the Conflict Minerals originated in the Covered Countries.

These products, which are referred to in this Report as the “Covered Products” are the following:

•	Residential vinyl tile flooring;

•	Residential vinyl sheet flooring;

•	Engineered hardwood flooring; and

•	European-produced commercial vinyl sheet and linoleum flooring.

RCOI and Due Diligence Process

We have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. This good faith RCOI was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence procedures were based on the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas (the “OECD Guidance”).

Our products and suppliers were assessed by in-house subject matter experts in order to identify our Conflict Mineral scope and risk. Then, as part of our RCOI, all suppliers deemed to be within the scope of the Rule were surveyed using a variation of the EICC/GeSI Conflict Minerals Reporting Template. Based on our reviews, 191 of our 1,550 raw and sourced material suppliers were in scope for having provided materials that potentially contained tin that was not from scrap or recycled sources. We surveyed all 191 suppliers and achieved a 100% response rate, with 97% of respondents reporting the materials they sell us do not contain tin. All supplier responses were reviewed in detail and where the information provided by the supplier appeared to be incomplete, incorrect or not trustworthy, follow-up inquiries were made to obtain the complete, correct and trustworthy information. Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. We do not purchase Conflict Minerals directly from mines, smelters, or refiners. We must rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. We believe that the smelters and refiners of the Conflict Minerals are best suited to identify the sources of Conflict Minerals, and have taken steps to identify the smelters and refiners in our supply chain by obtaining or seeking to obtain information from our suppliers.

Our due diligence process was designed to assist with the development of a responsible supply chain for minerals from conflict areas, as outlined in the OECD Guidance, and facilitate compliance with Dodd-Frank Section 1502. The steps we have taken, include, but are not limited to the following:

•	Formed a cross-functional Core team to design and implement a Conflict Minerals compliance plan, with members representing the following departments: Product Stewardship, Procurement, Corporate Controllers, Legal, Internal Audit and our Business Units;

•	Formed a Steering Committee with members from Senior Management to oversee activities performed by and findings of the Core team;

•	Strengthened new supplier agreements by requiring Suppliers to represent and warrant that any Conflict Minerals not from scrap or recycled material that are used in the manufacture of raw materials will not be from Covered Countries; and

•	Educated procurement staff members on the requirements of the Rule and the impact on Global Procurement to aid with on-going risk assessment.

We received completed questionnaires from six of our suppliers that said that the materials they sell to us contain tin. To date, only three of those suppliers have provided us with smelter lists. Based on the information provided regarding the smelters we have determined that none of the smelters are located in the Covered Countries.

Notwithstanding our efforts to obtain information from the three suppliers that did not identify the names and locations of the smelters or other sources of the tin, we have, thus far, been unable to identify the smelters or sources for the tin supplied to us by those other three suppliers and, therefore, have been unable to determine the country of origin of that tin. Based on the location of the facilities used to process the tin, we have no reason to believe the source of the tin is from a Covered Country although we can’t exclude that possibility. We are still working closely with our suppliers to obtain the remaining smelter lists and mine locations to assist with a final determination of the country of origin of the tin.

We expect to continue to engage with our suppliers to obtain current, complete, correct and trustworthy information about the supply chain and directly engage with those smelters and refiners identified by our suppliers to verify mineral sources (if necessary) to reach a final “DRC” determination related to our “DRC conflict undeterminable” Covered Products. Additionally, we are working toward adopting a company policy for the supply chain of minerals originating from conflict-affected areas, and standard operating procedures for new vendor on-boarding to ensure we capture the necessary information to comply with the filing requirements under the Rule.

This Report has not been subjected to an independent private sector audit because such an audit was not required.